EXHIBIT 21.1

Subsidiaries of Atheros Communications, Inc.

Name	Jurisdiction of Organization
Atheros Powerline, LLC	Delaware
Atheros India, LLC	Delaware
Atheros International Corporation	Delaware
Atheros International Ltd.	Bermuda
Atheros Networks Ltd.	Bermuda
Atheros Technology Ltd.	Bermuda
Atheros Canada Corporation	Canada
Atheros Technology Finland Oy	Finland
Atheros GmbH	Germany
Atheros Hong Kong Limited	Hong Kong
Intellon Hong Kong Limited	Hong Kong
Atheros Communications India Private Limited	India
Atheros Communications K.K.	Japan
Intellon Korea, Ltd.	Korea
Atheros Technology (Macao Commercial Offshore) Limited	Macao
Atheros (Shanghai) Co., Ltd.	People’s Republic of China
Atheros Technology Taiwan Corporation	Taiwan